Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Jasmine Court
P.O. Box 31110
Camana Bay
Grand Cayman, KY1-1205
Cayman Islands

July 2, 2024

VIA EDGAR

Division of Corporation Finance
Office of Trade and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Stickel

Re:    Greenlight Capital Re, Ltd.
Registration Statement on Form S-3
File Number 333-280421

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Greenlight Capital Re, Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated so that it will become effective at 2:00 p.m. Eastern time on July 5, 2024, or as soon thereafter as practicable or at such later time as the Company may orally request via telephone call to the staff of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mayer Brown LLP, by calling John P. Berkery at 212-506-2552.

Please telephone the undersigned (at 239-310-3691) or John P. Berkery (at the number set forth above) if you have any questions with respect to the foregoing.

*    *    *

Very truly yours,

GREENLIGHT CAPITAL RE, LTD.

By:    /s/ David Sigmon
    Name: David Sigmon
Title: General Counsel, Chief Compliance Officer & Corporate Secretary

cc:    Faramarz Romer, Greenlight Capital Re, Ltd.
    John P. Berkery, Mayer Brown LLP